NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07023991

FILE NO. 82-3874

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 16 2007
WASH. D.C.
185

May 7, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated May 7, 2007</u>

Please find enclosed 3 copies of the news release listed above.

SUPPL

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

dlw 6/1

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **MAY 7, 2007**

News Release: 07-06 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek to Commence Exploration Program at Black Lake Uranium Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce an exploration update for the Black Lake Uranium project, located in northern Saskatchewan.

Manson Creek will complete a two-phased exploration program beginning mid-May. A diamond-drilling program will follow the initial geological mapping, prospecting and ground based radiometric program.

Manson Creek has contracted the services of Cyr Drilling International Ltd. of Winnipeg, Manitoba to complete a diamond drill campaign on the Company's Black Lake property.

Final preparations are underway for the first phase of exploration which is scheduled for the second week of May. This initial phase will include geological mapping, sampling, prospecting, and ground based radiometric surveys. This work will expand upon historical mineralized zones and delineate priority zones for diamond drilling.

The second phase of the exploration program, expected to commence in early July, will include a 2,000 meter diamond drill program. A helicopter portable diamond drill rig will be used to test both historical showings and any prospective uranium mineralization targets delineated during the phase one May program.

Background

The Black Lake claim group, encompassing 5,484 hectares, is located 30 kilometers east of Stony Rapids within northern Saskatchewan, on the leading edge of the Athabasca Basin.

The Black Lake property represents an under explored uranium deposit model in Canada. The deposit style is best exemplified by the Rossing uranium mine in Namibia. Rossing, the 5th largest uranium mine in the world, supplies 8% of the world's production. Rossing recently celebrated their 20th year of production.

The Black Lake claims cover numerous uranium occurrences within deformed metasedimentary rocks, and pegmatitic and granitoid intrusive rocks. The property has seen varying amounts of historical surface exploration, with the last round of work occurring in the 1970's. Mineralization generally consists of irregularly disseminated uraninite in deformed and folded radioactive pegmatite granites. Molybdenite is often an accessory mineral.

Historical reports suggest the mineralized zones range from one meter to greater than 10 meters in width. Historical assays range from 0.08% to greater than 1% U_3O_8.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

In addition to work currently being undertaken on the Black Lake Uranium property, Manson Creek is in its final stages of the drill program on the CR copper – molybdenum project, located near Houston, British Columbia. The drilling is ahead of schedule and completion is expected shortly.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **MAY 7, 2007**

News Release: 07-06 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek to Commence Exploration Program at Black Lake Uranium Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce an exploration update for the Black Lake Uranium project, located in northern Saskatchewan.

Manson Creek will complete a two-phased exploration program beginning mid-May. A diamond-drilling program will follow the initial geological mapping, prospecting and ground based radiometric program.

Manson Creek has contracted the services of Cyr Drilling International Ltd. of Winnipeg, Manitoba to complete a diamond drill campaign on the Company's Black Lake property.

Final preparations are underway for the first phase of exploration which is scheduled for the second week of May. This initial phase will include geological mapping, sampling, prospecting, and ground based radiometric surveys. This work will expand upon historical mineralized zones and delineate priority zones for diamond drilling.

The second phase of the exploration program, expected to commence in early July, will include a 2,000 meter diamond drill program. A helicopter portable diamond drill rig will be used to test both historical showings and any prospective uranium mineralization targets delineated during the phase one May program.

Background

The Black Lake claim group, encompassing 5,484 hectares, is located 30 kilometers east of Stony Rapids within northern Saskatchewan, on the leading edge of the Athabasca Basin.

The Black Lake property represents an under explored uranium deposit model in Canada. The deposit style is best exemplified by the Rossing uranium mine in Namibia. Rossing, the 5th largest uranium mine in the world, supplies 8% of the world's production. Rossing recently celebrated their 20th year of production.

The Black Lake claims cover numerous uranium occurrences within deformed metasedimentary rocks, and pegmatitic and granitoid intrusive rocks. The property has seen varying amounts of historical surface exploration, with the last round of work occurring in the 1970's. Mineralization generally consists of irregularly disseminated uraninite in deformed and folded radioactive pegmatite granites. Molybdenite is often an accessory mineral.

Historical reports suggest the mineralized zones range from one meter to greater than 10 meters in width. Historical assays range from 0.08% to greater than 1% U_3O_8.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

In addition to work currently being undertaken on the Black Lake Uranium property, Manson Creek is in its final stages of the drill program on the CR copper – molybdenum project, located near Houston, British Columbia. The drilling is ahead of schedule and completion is expected shortly.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **MAY 7, 2007**

News Release: 07-06 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek to Commence Exploration Program at Black Lake Uranium Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce an exploration update for the Black Lake Uranium project, located in northern Saskatchewan.

Manson Creek will complete a two-phased exploration program beginning mid-May. A diamond-drilling program will follow the initial geological mapping, prospecting and ground based radiometric program.

Manson Creek has contracted the services of Cyr Drilling International Ltd. of Winnipeg, Manitoba to complete a diamond drill campaign on the Company's Black Lake property.

Final preparations are underway for the first phase of exploration which is scheduled for the second week of May. This initial phase will include geological mapping, sampling, prospecting, and ground based radiometric surveys. This work will expand upon historical mineralized zones and delineate priority zones for diamond drilling.

The second phase of the exploration program, expected to commence in early July, will include a 2,000 meter diamond drill program. A helicopter portable diamond drill rig will be used to test both historical showings and any prospective uranium mineralization targets delineated during the phase one May program.

Background

The Black Lake claim group, encompassing 5,484 hectares, is located 30 kilometers east of Stony Rapids within northern Saskatchewan, on the leading edge of the Athabasca Basin.

The Black Lake property represents an under explored uranium deposit model in Canada. The deposit style is best exemplified by the Rossing uranium mine in Namibia. Rossing, the 5th largest uranium mine in the world, supplies 8% of the world's production. Rossing recently celebrated their 20th year of production.

The Black Lake claims cover numerous uranium occurrences within deformed metasedimentary rocks, and pegmatitic and granitoid intrusive rocks. The property has seen varying amounts of historical surface exploration, with the last round of work occurring in the 1970's. Mineralization generally consists of irregularly disseminated uraninite in deformed and folded radioactive pegmatite granites. Molybdenite is often an accessory mineral.

Historical reports suggest the mineralized zones range from one meter to greater than 10 meters in width. Historical assays range from 0.08% to greater than 1% U_3O_8.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

In addition to work currently being undertaken on the Black Lake Uranium property, Manson Creek is in its final stages of the drill program on the CR copper – molybdenum project, located near Houston, British Columbia. The drilling is ahead of schedule and completion is expected shortly.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

May 9, 2007

US Securities and Exchange Commission
450 5th Street NW
Washington, DC
USA 20549

RE: Change of Address

Dear Sirs:

Pursuant to previous requests of correspondence, we require that our business address be changed to:

Manson Creek Resources
Suite 500, 926-5th Ave SW
Calgary, AB T2P 0N7

Yours truly,

MANSON CREEK RESOURCES

B O'Neill

PER: BARBARA O'NEILL
CORPORATE SECRETARY

END